UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from to

Commission File Number 333-10184

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

UNICare SAVINGS PLAN

UNILEVER UNITED STATES, INC.

800 SYLVAN AVENUE
ENGLEWOOD CLIFFS, NEW JERSEY  07632

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UNILEVER N.V.

WEENA 455

3013 AL, ROTTERDAM

THE NETHERLANDS

UNICare Savings Plan

Index

Page(s)

Financial Statements and Supplemental Schedule:

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2009 and 2008	2

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2009 and 2008	3

Notes to Financial Statements	4—19

Supplemental Schedule (*)

Schedule H — Line 4i — Schedule of Assets (Held at End of Year)	20

(*)         Other supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have not been included as they are not applicable.

Signatures	21

Exhibit Index

23.1	Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
UNICare Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the UNICare Savings Plan (the “Plan”) at December 31, 2009 and December 31, 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Florham Park, New Jersey
June 21, 2010

Unicare Savings Plan

Statements of Net Assets Available for Benefits

As of December 31, 2009 and 2008

	2009	2008
Assets
Investment in the Unilever United States, Inc.
Master Trust, at fair value	$1,424,967,958	$1,250,284,075
Loans to participants	24,440,406	25,771,463
Total investments	1,449,408,364	1,276,055,538

Receivables
Participant contributions	1,273,769	1,282,351
Employer contributions	830,174	765,652
Due from TIGI Plan	1,096,649	—

Net assets, at fair value	1,452,608,956	1,278,103,541

Adjustment from fair value to contract value for interest in the Master Trust relating to fully benefit-responsive investment contracts	(22,870,886)	(7,965,104)

Net assets available for benefits	$1,429,738,070	$1,270,138,437

The accompanying notes are an integral part of these financial statements.

UNICare Savings Plan

Statements of Changes in Net Assets Available for Benefits

For the years ended December 31, 2009 and 2008

	2009	2008
Investment Results
Net investment income (loss) from Plan interest in Unilever United States, Inc. Master Trust	$204,155,821	$(313,771,930)

Additions
Additions to net assets attributed to:
Interest from participant loans	1,692,605	2,057,487
Contributions and other additions:
Contributions from participants	49,097,863	52,187,120
Contributions from employer	27,699,369	26,543,956
Rollover contributions	8,565,810	17,140,164
Total additions	87,055,647	97,928,727

Deductions
Deductions to net assets attributed to:
Benefits paid to participants	131,602,040	210,270,442
Transfer to Union Plan	4,641	—
Administrative expenses	1,101,803	341,580
Total deductions	132,708,484	210,612,022

Transfer from TIGI Plan	1,096,649	—

Net increase (decrease)	159,599,633	(426,455,225)

Net assets available for benefits:
Beginning of year	1,270,138,437	1,696,593,662
End of year	$1,429,738,070	$1,270,138,437

The accompanying notes are an integral part of these financial statements.

UNICare Savings Plan

Notes to Financial Statements

For the years ended December 31, 2009 and 2008

1.                          Description of the Plan

The UNICare Savings Plan (the “Plan”) is a defined contribution plan that is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  The Plan is sponsored by Unilever United States, Inc. (the “Company” or “Unilever US”) and its assets, along with the assets of the Savings Plan for Union Employees of Unilever (the “Union Plan”), an affiliated plan sponsored by Conopco, Inc., an affiliate of the Plan, are maintained in the Unilever United States, Inc. Master Trust (the “Master Trust”).  As of December 31, 2008 only the Plan and the Union Plan were participants in the Master Trust, following the merger of the Good Humor — Breyer’s Savings Plan (“GHB Plan”) into the Union plan.  The following brief description of the Plan is provided for general information purposes only.  Participants should refer to the summary plan description for more complete information.

Eligibility

All employees of the Company and its subsidiaries, divisions and branches scheduled to work twenty or more hours a week are eligible to participate in the Plan, except for:

•                       employees covered by collective bargaining agreements;

•                       full-time temporary status employees;

•                       directors active only in that capacity;

•                       nonresident aliens; and

•                       weekly paid employees of Bestfoods Caribbean; and

•                       employees of Chesebrough-Pond’s Manufacturing Company in Las Piedras, Puerto Rico.

Subject to the exceptions above, employees who are not regularly scheduled to work twenty or more hours a week can participate in the Plan after completing one Year of Service.

Contributions

Plan participants are permitted to make voluntary contributions to the Plan through payroll deductions.  Before-tax contributions, representing 401(k) contributions, are deposited in a “before-tax account” and after-tax contributions, where applicable, are deposited in an “after-tax account”.  Before-tax contributions for each participant were limited to $16,500 and $15,500 for 2009 and 2008, respectively.

The maximum permitted contributions vary as follows:

A)               Employees at the Puerto Rico locations: the lesser of 10% of the eligible compensation through payroll deductions on a before tax basis or the statutory amount permitted under the Puerto Rico Code. In addition, participants may contribute up to 10% of the eligible compensation through payroll deductions on an after tax basis, not subject to any statutory amount under the Puerto Rico Code.  Employees at the Puerto Rico locations are no longer eligible to participate in the Plan effective January 1, 2010.

UNICare Savings Plan

Notes to Financial Statements

For the years ended December 31, 2009 and 2008

B)                 All other employees: 1% to 50% of eligible compensation through payroll deductions on a before-tax basis, an after-tax basis or a combination of both, provided that the maximum participant contributions to the before-tax and after-tax accounts do not exceed 50% of eligible compensation.

Participants, other than Puerto Rico employees, who will be age 50 or older by the end of the Plan year are eligible to make before-tax catch-up contributions.  Catch-up contributions are limited to $5,500 and $5,000 for eligible employees for 2009 and 2008, respectively.

The Company has a matching program in which it contributes a portion of participant contributions to the participant’s account.  These contributions are recorded in a “company matching account.”  Company matching contributions vary at the discretion of the Company and are as follows:

A)               Employees who are covered under the cash balance formula of the UNICare Retirement Plan or not covered at all under the UNICare Retirement Plan: 100% of the first 5% of eligible earnings; and

B)                 Remaining employees who are covered under the final average pay formula of the UNICare Retirement Plan: 100% of the first 3% of eligible earnings and 50% of the next 2% of eligible earnings.

Employees hired after January 1, 2007, are eligible for employer non-elective contributions at a rate of 4% of eligible earnings following one Year of Service.

All contributions are deposited in the Master Trust.

Plan Transfers

The TIGI Linea, LP 401(k) Savings Plan (“TIGI Plan”) merged into the UNICare Savings Plan.  Assets of the TIGI Plan were liquidated on December 31, 2009 resulting in the transfer of assets of $1,064,506.58 into the Plan.  Effective January 1, 2010, participants of the TIGI Plan became eligible to participate in the UNICare Savings Plan.  Such amount included approximately $32,142 of participants’ loans.  The TIGI Plan was a qualified non-standardized 401(k) plan of a business unit of the Unilever group.

During 2009, $4,641 of assets attributable to the account balances of certain employees were transferred from the Plan to the Union Plan.

Participant Accounts

Each participant’s account is credited with: (a) the participant’s contribution, (b) the Company’s contributions, and (c) an allocation of Plan earnings (losses) and administrative expenses.  Allocations are based on participant earnings (losses) or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant’s account.  At December 31, 2009 and 2008, there were 12,831 and 12,894 participants in the plan with account balances, respectively.

Vesting

Participants are fully vested in all of their contributions in the before-tax and after-tax accounts as well as the earnings thereon.  Company matching contributions are vested 100% immediately.

UNICare Savings Plan

Notes to Financial Statements

For the years ended December 31, 2009 and 2008

Vesting provisions relating to Company non-elective contributions are 100% after 3 years of service or attainment of age 65, death or disability.

The balance of forfeitures was $160,136 and $457,765 as of December 31, 2009 and 2008, respectively.  Amounts forfeited by non-vested participants who terminated employment during the years ended December 31, 2009 and 2008 were $134,753 and $46,236, respectively.    Forfeitures reduced Company matching contributions and Company non-elective contributions in the amount of $450,000 and $0 for the years ended December 31, 2009 and 2008, respectively.

Payment of Benefits

During employment, participants may withdraw all or part of their “after-tax account,” where applicable, and earnings thereon.  Participants may apply for financial hardship withdrawals of up to 100% of the value of their “after-tax account,” where applicable, and the eligible portion of their vested “before-tax account” based on plan provisions, prior to attaining age 59.5, provided the withdrawal does not exceed the amount of the hardship.  Upon attainment of age 59.5, participants may withdraw all or part of their “after-tax account”, “before -tax account”, “company matching account”, and vested “non-elective contribution account”.

Upon termination of employment, participants are entitled to all of their vested balances.  Terminated employees whose vested balances exceed $1,000 may leave their account balances in the Plan until they attain the age 65.  Terminated employees whose vested balances are $1,000 or less are subject to an involuntary cash out.

Retired employees may elect to leave their account balances in the Plan until they attain age 70.5, at which time Internal Revenue Service regulations require minimum distributions to be made. Failure to make a voluntary election to defer payment will result in a total distribution of vested Plan balances at age 65.

Participants who retire under the provisions of certain defined benefit plans sponsored by the Company may roll over their lump sum distribution to the Plan.

Investments

Participants have the option to invest in, and direct the Company matching contributions towards a wide variety of funds including stable value, fixed income, balanced, equity and the Unilever N.V. Stock Fund.  The funds are as follows:

•               The INVESCO (also known as PRIMCO) Interest Income Fund is primarily invested in a diversified portfolio of investment contracts issued by high quality financial institutions such as insurance companies and banks.  Each contract has its own specific terms, including interest rate and maturity date.  The crediting interest rates at December 31, 2009 and 2008 for the contracts range from .25% to 5.71% and 2.08% to 5.01%, respectively.  The average crediting interest rates at December 31, 2009 and 2008 for the contracts are 4.31% and 4.50%, respectively.

•               PIMCO Total Return Fund Institutional Class, Unilever N.V. Stock Fund, Fidelity Contrafund, American Funds Washington Mutual Investors Fund (R5) (introduced October 16, 2008), Northern Trust Total US Equity Index Fund (introduced July 1, 2008) and the Northern Trust International Equity Index Fund (introduced July 1, 2008).

UNICare Savings Plan

Notes to Financial Statements

For the years ended December 31, 2009 and 2008

•                  The following were available until August 28, 2008:  Fidelity Asset Manager Fund, NTGI-QM S&P 500 Equity Index Fund, Fidelity Magellan Fund, Harbor Capital Appreciation Fund, Fidelity Growth & Income Portfolio Fund, T. Rowe Price Small Cap Stock Fund, Fidelity Select Health Care Portfolio Fund, Fidelity Select Technology Portfolio Fund, Fidelity Select Financial Services Portfolio Fund, Fidelity Select Natural Resources Portfolio Fund,  NTGI-QM Collective Daily Russell 1000 Value Equity Index Fund, Legg Mason Partners Emerging Markets Equity Fund and the Fidelity Select International Equity Portfolio Fund.  The American Funds Washington Mutual Investors Fund — Class A, was available until October 16, 2008.

•                  Effective July 1, 2008 the Plan introduced Vanguard Target Retirement Trusts, including: Vanguard Target Retirement Income Trust II, Vanguard Target Retirement 2005 Trust II, Vanguard Target Retirement 2010 Trust II,  Vanguard Target Retirement 2015 Trust II, Vanguard Target Retirement 2020 Trust II, Vanguard Target Retirement 2025 Trust II,  Vanguard Target Retirement 2030 Trust II, Vanguard Target Retirement 2035 Trust II, Vanguard Target Retirement 2040 Trust II, Vanguard Target Retirement 2045 Trust II, and Vanguard Target Retirement 2050 Trust II.

•                  Effective July 1, 2008, the Plan introduced self directed brokerage accounts whereby the participant is able to select from approximately 4,600 mutual funds.  As of December 31, 2009 and 2008, $55,922,119 and $39,314,002, respectively, was invested through the brokerage accounts at the Master Trust level.  The brokerage account consisted of $49,367,799 and $6,554,320 in mutual funds and short-term investments as of December 31, 2009, respectively.  The brokerage account consisted of $30,052,249 and $9,261,753 in mutual funds and short-term investments as of December 31, 2008, respectively.  As of December 31, 2009 and 2008, $51,849,902 and $36,015,483, respectively, of the Master Trust brokerage account is held by the Plan.

Loans to Plan Participants

At the request of the Plan participants, loans are permitted up to the lesser of $50,000 reduced by the largest outstanding loan balance in the previous 12 months or one-half of the participants’ vested interest in accounts less any outstanding loans.  Loans bear interest at a fixed rate based on the Reuters published prime rate plus one percent, adjusted quarterly.  Loans relating to the acquisition or construction of a participant’s principal residence are to be repaid within fifteen years.  All other loans are required to be repaid within five years.

Interest rates ranging from 4.25% to 10.5% and 5% to 10.5% were charged on the loans for the years ended December 31, 2009 and 2008, respectively.

Administration

The Plan provides that the Benefits Administration Committee is responsible for the general administration of the Plan.

2.                          Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with the accounting principles generally accepted in the United States of America (“GAAP”).

UNICare Savings Plan

Notes to Financial Statements

For the years ended December 31, 2009 and 2008

Accounting Standards Codification

In June 2009, the Financial Accounting Standards Board (“FASB”) issued the Accounting Standards Codification (“ASC”) 105.  The statement confirmed that the FASB Accounting Standards Codification (the “Codification”) is the single official source of authoritative accounting principles generally accepted in the United States of America (“GAAP”) (other than guidance issued by the SEC), superseding existing FASB, American Institute of Certified Public Accountants, Emerging Issues Task Force, and related literature.  The Codification does not change GAAP.  Instead, it introduces a new structure that is organized in an easily accessible, user friendly online research system.  The Codification, which changed the referencing of financial standards, is effective for interim and annual periods ending on or after September 15, 2009.  Thereafter, only one level of authoritative GAAP exists.  All other literature is considered non-authoritative.  The adoption of ASC 105 did not impact the Plan’s financial statements.

Valuation of Plan Investments and Income Recognition

The assets of the Plan have been commingled in the Master Trust with the assets of the Union Plan and the GHB Plan (until it merged into the Union Plan effective December 31, 2008) for investment and administrative purposes.  The investment in the Master Trust represents the Plan’s interest in the net assets of the Master Trust.  The Plan’s investment is stated at fair value and is based on the beginning of the year value of the Plan’s interest in the Master Trust plus contributions and allocated investment income (loss) less distributions and allocated expenses.   Participants’ loans are valued at cost plus accrued interest, which approximates fair value.

The Plan presents in the Statements of Changes in Net Assets Available for Benefits the investment income (loss) for the Plan’s interest in the Master Trust, which consists of its allocated share of investment income, realized gains and losses, and the change in unrealized appreciation and depreciation from the Master Trust.

The Plan’s interest in the Master Trust represents more than 5 percent of the Plan’s net assets available for benefits as of December 31, 2009 and 2008.

Investment Contracts (Also See Note 4)

The Plan accounts for synthetic guaranteed investment contracts at contract value in accordance with Topic 946, Financial Services — Investment Companies (“ASC 946”) of the Codification.  ASC 946 clarifies the definition of fully benefit-responsive investment contracts for contracts held by defined contribution plans along with the financial statement presentation and disclosure of such contracts.  Investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  As required by ASC 946, the accompanying Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The accompanying Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

Benefit Payments

Benefit payments are recorded when paid and include deemed distributions of $79,924 and $4,784 for the years ended December 31, 2009 and 2008, respectively.

UNICare Savings Plan

Notes to Financial Statements

For the years ended December 31, 2009 and 2008

Administrative Expenses

Investment management, recordkeeping and certain professional fees are paid by the Plan.  All other administrative expenses are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting standards generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements.  These significant estimates include fair market values of investments.  Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, commingled funds, mutual funds, and other investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the December 31, 2009 and 2008 Statements of Net Assets Available for Benefits.

The Master Trust is exposed to credit loss in the event of non-performance by the companies with whom guaranteed investment contracts are placed.  However, the Plan does not anticipate non-performance by these companies and believes that the risk to the Master Trust portfolio from credit loss is not material due to the diversified nature of the assets held.

Effects of New Accounting Pronouncements

In April 2009 the FASB issued FSP FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly. Subsequently in June 2009 this was codified as part of Topic 820, Fair Value Measurements and Disclosures (“ASC 820”) of the Codification, reaffirming that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. The guidance reaffirms the need to use judgment in determining if a formerly active market has become inactive and in determining fair values when the market has become inactive. The guidance also requires disclosures by major category about the attributes of investments consistent with the guidance for major security types in GAAP on investments in debt and equity securities.  This guidance is effective for fiscal years and interim periods ending after June 15, 2009.  The adoption of this topic did not have a material impact on the Plan’s financial statements.

In September 2009, the FASB issued Update 2009-12 - Investment in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent) to ASC 820. This update provides guidance on estimating the fair value of a company’s investments in investment companies when the investment does not have a readily determinable fair value. It permits the use of the investment’s net asset value as a practical expedient to determine fair value. This guidance also required additional disclosure of the attributes of these investments such as: (i) the nature of any restrictions on the reporting entity’s ability to redeem its investment; (ii) unfunded commitments; and (iii) investment strategies of the investees. This guidance is effective for periods ending after December 15, 2009. The adoption did not have a material impact on the Plan’s financial condition or results of operations and all applicable disclosures are included in these financial statements.

UNICare Savings Plan

Notes to Financial Statements

For the years ended December 31, 2009 and 2008

In January 2010, the FASB issued Update 2010-06 — Improving Disclosures about Fair Value Measurements, to ASC 820. This guidance requires: (i) separate disclosure of significant transfers between Level 1 and Level 2 and reasons for the transfers; (ii) disclosure, on a gross basis, of purchases, sales, issuances, and net settlements within Level 3; (iii) disclosures by class of assets and liabilities; and (iv) a description of the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. This guidance is effective for reporting periods beginning after December 15, 2009, except for the Level 3 disclosure requirements, which will be effective for fiscal years beginning after December 15, 2010 and interim periods within those fiscal years.  The Plan is currently evaluating the impact that this guidance will have on the financial statement disclosures.

Subsequent Events

In January 2010 the Plan transferred assets attributable to 96 participant accounts in the amount of approximately $4 million to the Unilever Savings Plan for Puerto Rico Employees, an affiliated plan sponsored by the Company.  Such amounts included approximately $647,000 of participant loans.

The Plan has evaluated all subsequent events through the date that the financial statements were available to be issued.

3.                          Tax Status of the Plan

Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code of 1986, as amended (the “Code”).  Although the Plan was subsequently amended, the Company, based in part on the advice of the Plan’s legal counsel, believes that the Plan currently is designed and operated in compliance with the applicable provisions of the Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.  The IRS reserves the right to perform a review of the Plan’s tax status.

4.                          Investments Held by the Master Trust

At December 31, 2009, the Master Trust comprises the assets of the Plan, UNICare Savings Plan and all affiliated plans of Unilever US.  The Plan has a 92.7% and a 92.3% interest in the investments of the Master Trust as of December 31, 2009 and 2008, respectively.  The Union Plan comprises approximately 7.3% and 7.7% respectively, of the investments held by the Master Trust as of December 31, 2009 and 2008.  Certain investment assets of the Master Trust, related earnings (losses) and expenses are allocated to the plans participating in the Master Trust based upon the total of each individual participant’s share of the Master Trust.

UNICare Savings Plan

Notes to Financial Statements

For the years ended December 31, 2009 and 2008

The Plan’s approximate share of various investments held by the Master Trust at December 31, 2009 and 2008 were as follows:

	2009	2008

Short-term investment funds	91.0%	90.5%
Mutual funds	95.5%	95.3%
Commingled funds	94.4%	94.6%
Unilever N.V. stock	92.3%	91.4%
Synthetic guaranteed investment contracts	89.7%	89.5%

As of December 31, 2009 and 2008, the investment categories of the Master Trust were as follows:

	2009	2008
Investments, at fair value

Short-term investment funds	$17,720,608	$19,998,192
Mutual funds	194,534,713	131,586,253
Commingled funds	687,740,967	561,718,878
Unilever N.V. stock	62,072,868	48,015,850
Synthetic guaranteed investment contracts	576,134,272	593,719,704
Master Trust investments, at fair value	1,538,203,428	1,355,038,877

Adjustment to contract value	(25,507,248)	(8,901,693)
Net amount	$1,512,696,180	$1,346,137,184

The following presents investments that represent 5 percent or more of the Master Trust’s net assets as of December 31, 2009 and 2008:

	2009	2008
Investments, at fair value as determined by quoted market price
Commingled funds
Vanguard Target Retirement 2015 Trust II, 4,346,980 shares	$77,767,480	$71,516,326
Vanguard Target Retirement 2020 Trust II, 6,864,325 shares	$117,036,739	$102,553,602
Vanguard Target Retirement 2025 Trust II, 7,640,130 shares	$124,610,518	$101,200,428
Vanguard Target Retirement 2030 Trust II, 7,233,682 shares	$112,556,087	$90,653,725

UNICare Savings Plan

Notes to Financial Statements

For the years ended December 31, 2009 and 2008

	2009		2008
Investments, at estimated fair value
Synthetic guaranteed investment contracts
JP Morgan Chase Contract # 441619-IAAA	$100,000,317		$107,492,330

State Street Bank and Trust Company Contract # 103108	$96,050,826		$105,332,247

Bank of America Contract # 99-052	$51,525,371	*	$102,631,137

NATIXIS Financial Contract # 1419-01	$126,484,508		$119,412,377

Pacific Life Insurance Contract #G27253.01.0001	$91,840,962		$86,744,473

ING Contract #60099	$58,653,924	*	$72,107,140

* - Less than 5%

As of December 31, 2009, the fully benefit-responsive contracts of the Master Trust were as follows:

	Major
	credit
	ratings	Investments,	Adjustment to
	(unaudited)	at fair value	contract value
JP Morgan Chase (IGT PIMCO AAA or Better Intermediate Fund)	AA-	$100,000,317	$(8,675,107)
State Street Bank (IGT WAM AAA or Better Intermediate Fund)	AA-	96,050,826	(5,708,036)
Bank of America (IGT PIMCO AAA or Better Intermediate Fund)	A+	51,525,372	(1,802,466)
Bank of America (IGT WAM AAA or Better Intermediate Fund)	A+	51,578,365	(1,831,904)
NATIXIS Capital Markets (IGT Invesco Short-term Bond Fund)	A+	126,484,508	(3,492,656)
ING Life & Annuity (IGT Invesco Short-term Bond Fund)	A+	58,653,924	(1,422,361)
Pacific Life Insurance (IGT Invesco Short-term Bond Fund)	AA-	91,840,960	(2,574,718)
		$576,134,272	$(25,507,248)

UNICare Savings Plan

Notes to Financial Statements

For the years ended December 31, 2009 and 2008

As of December 31, 2008, the fully benefit-responsive contracts of the Master Trust were as follows:

	Major
	credit
	ratings	Investments,	Adjustment to
	(unaudited)	at fair value	contract value
JP Morgan Chase (IGT PIMCO AAA or Better Intermediate Fund)	AA-	$107,492,330	$(7,591,732)
State Street Bank (IGT Intermediate Government Fund)	AA	105,332,247	(6,185,181)
Bank of America (IGT Intermediate Government Fund)	AA-	102,631,137	(3,447,405)
NATIXIS Capital Markets (IGT Short-term Bond Fund)	A+	119,412,377	3,427,421
ING Life & Annuity (IGT Short-term Bond Fund)	AA	72,107,140	2,462,063
Pacific Life Insurance (IGT Invesco Short-term Bond Fund)	AA	86,744,473	2,433,141
		$593,719,704	$(8,901,693)

The investment income (loss), net of investment expenses, of the Master Trust net assets for the years ended December 31, 2009 and 2008 were as follows:

	2009	2008
Net appreciation (depreciation) in fair value of net investments:

Investments, at fair value as determined by quoted market price
Mutual funds	$29,716,064	$(130,168,794)
Unilever N.V. stock	15,314,827	(21,898,019)

Investments, at estimated fair value
Commingled funds	141,962,778	(228,550,987)
Net appreciation (depreciation)	186,993,669	(380,617,800)
Interest	22,593,166	27,086,960
Dividends	7,389,654	18,645,515
Total net investment income (loss)	$216,976,489	$(334,885,325)

Investment valuation and income recognition of Master Trust

Master Trust investments are stated at fair value.  Investments in mutual funds are valued at the published net asset value of shares held at year end.  Investments in commingled funds are stated at fair value based on unit values provided by the administrator, which are based on market values of underlying investments.  Unilever N.V. common stock is valued at the last close price at end of the year. Short-term investments are valued at amortized cost, which is cost plus accrued interest,

UNICare Savings Plan

Notes to Financial Statements

For the years ended December 31, 2009 and 2008

which approximates fair value.  Investment contracts are stated at fair value based on the sum of the fair value of the underlying investments and the fair value of the wrapper.

Purchases and sales of securities are recorded as of the trade date.  Dividend income is recorded on the ex-dividend date and interest is recorded on the accrual basis.

Investment income (loss) for the Master Trust includes net appreciation (depreciation) of investments, as well as, interest and dividends from investments.  The net appreciation (depreciation) of investments held in the Master Trust consists of the realized gains (losses) and the unrealized appreciation (depreciation) on these investments.

Investment contracts

The Master Trust entered into benefit-responsive investment contracts, such as synthetic guaranteed investment contracts (“GICs”), with various third party financial institutions.  These benefit-responsive investment contracts are held through the INVESCO Interest Income Fund (the “Fund”).  Contract values represent contributions made to the investment contract plus earnings, less participant withdrawals and administrative expenses.

A synthetic GIC provides for a fixed return on principal over a specified period of time through fully benefit-responsive wrapper contracts issued by third party financial institutions which are backed by underlying assets owned by the Master Trust.  The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments through adjustments to the future interest crediting rate (which is the rate earned by participants in the Fund for the underlying investments).  The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero.  An interest crediting rate less than zero would result in a loss of principal or accrued interest.

Calculating the Interest Crediting Rate in Wrapper Contracts

The key factors that influence future interest crediting rates for a wrapper contract include:

•                  The level of market interest rates

•                  The amount and timing of participant contributions, transfers, and withdrawals into/out of the wrapper contract

•                  The investment returns generated by the fixed income investments that back the wrapper contract

•                  The duration of the underlying investments backing the wrapper contract

Wrapper contracts’ interest crediting rates are typically reset on a monthly or quarterly basis.  While there may be slight variations from one contract to another, most wrapper contracts use a formula that is based on the characteristics of the underlying fixed income portfolio.  Over time, the crediting rate formula amortizes the Fund’s realized and unrealized market value gains and losses over the duration of the underlying investments.

Because changes in the market interest rates affect the yield to maturity and the market value of the underlying investments, they can have a material impact on the wrapper contract’s interest crediting rate.  In addition, participant withdrawals and transfers from the Fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate.  The resulting gains and losses in the market value of the

UNICare Savings Plan

Notes to Financial Statements

For the years ended December 31, 2009 and 2008

underlying investments relative to the contract value are presented on the Plan’s Statements of Net Assets Available for Benefits as the “Adjustment from Fair Value to Contract Value”.  If the Adjustment from Fair Value to Contract Value is positive for a given contract, this indicates that the contract value is greater than the market value of the underlying investments.  The embedded market value losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case.  And if the Adjustment from Fair Value to Contract Value figure is negative, this indicates that the contract value is less than the market value of the underlying investments.  The amortization of the embedded market value gains will cause the future interest crediting rate to be higher than it otherwise would have been.

All wrapper contracts provide for a minimum interest crediting rate of zero percent.  In the event that the interest crediting rate should fall to zero and the requirements of the wrapper contract are satisfied, the wrapper issuers will pay to the Plan the shortfall needed to maintain the interest crediting rate at zero.  This helps to ensure that participants’ principal and accrued interest will be protected.

Events That Limit the Ability of the Plan to Transact at Contract Value

In certain circumstances, the amount withdrawn from the wrapper contract would be payable at fair value rather than at contract value.  These events include termination of the Plan, a material adverse change to the provisions of the Plan, if the employer elects to withdraw from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract.  The events described above that could result in the payment of benefits at market value rather than contract value are not probable of occurring in the foreseeable future.

Issuer-Initiated Contract Termination

Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status, un-cured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan.  If one of these events was to occur, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments.

For the Master Trust, the contract values of the synthetic GICs were approximately $551 million and $585 million at December 31, 2009 and 2008, respectively.  As of December 31, 2009 and 2008 the fair value of the synthetic GICs, based upon the fair value of underlying assets and wrapper contracts was greater than the contract value by $25.5 million and $8.9 million, respectively

As of December 31, 2009 and 2008, the average yields for synthetic GICs were as follows:

Average yields for synthetic GICs	2009	2008

Based on actual earnings	2.53%	5.23%
Based on interest rate credited to participants	4.12%	4.43%

UNICare Savings Plan

Notes to Financial Statements

For the years ended December 31, 2009 and 2008

Fair value measurements

ASC 820 provides the framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy under this standard are described as follows:

• Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

• Level 2 - Inputs to the valuation methodology that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.  If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

• Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.  The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy:

Mutual Funds

A mutual fund’s Net Asset Value (“NAV”) is based on the value of underlying assets owned by the Fund minus its liabilities and then divided by the number of shares outstanding calculated as of the close of business of the New York Stock Exchange. The fund’s assets normally are valued as of this time for the purpose of computing the fund’s NAV.  Since the NAV is a quoted price in a market that is active, they are classified within Level 1 of the valuation hierarchy.

Synthetic Guaranteed Investment Contracts

The fair value of the synthetic guaranteed investment contracts is based on the underlying investments. The underlying investments are common/collective trust funds, which are public investment vehicles, valued at the NAV as described above. Because the NAV is a quoted price in a market that is not active, they are classified within Level 2 of the valuation hierarchy.  The value of the wrapper contracts is determined using observable inputs including rebid rates from the wrapper provider.  The fair value of the wrapper contracts at December 31, 2009 and 2008 of $613,757 and $812,811, respectively, is included in the synthetic guaranteed investment contracts amount of the Master Trust shown below.

Commingled Funds

These investments are public investment vehicles valued using the Net Asset Value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in a market that is not active and classified within Level 2 of the valuation

UNICare Savings Plan

Notes to Financial Statements

For the years ended December 31, 2009 and 2008

hierarchy.  Each common/collective trust fund provides for daily redemptions by the Plan at reported net asset values per share with no advance notice requirement.

Unilever N.V. Common Stock

Unilever N.V. common stock is valued at the closing price reported on the New York Stock Exchange Composite Transaction Tape and is classified within Level 1 of the valuation hierarchy.

Short-term Investment Funds

The Short-term Investment funds are valued at quoted market prices in an active market, which represent the net asset values of shares held by the Plan at year end and are classified within Level 1 of the valuation hierarchy.

In accordance with the guidance relating to fair value measurements, the following table represents the Master Trust’s fair value hierarchy for its financial assets measured at fair value on a recurring basis as of December 31, 2009 and 2008:

2009

	Level 1	Level 2	Level 3	Total
Mutual funds:
Bond funds	$71,724,074	$—	$—	$71,724,074
Large cap funds	73,442,840	—	—	73,442,840
Brokerage Link	49,367,799	—	—	49,367,799
Total mutual funds	194,534,713	—	—	194,534,713

Synthetic guaranteed investment contracts	—	576,134,272	—	576,134,272

Commingled funds:
Index funds	—	687,740,967	—	687,740,967

Unilever N.V. Stock	62,072,868	—	—	62,072,868

Short-term investment funds	17,720,608	—	—	17,720,608

Investments at fair value	$274,328,189	$1,263,875,239	$—	$1,538,203,428

UNICare Savings Plan

Notes to Financial Statements

For the years ended December 31, 2009 and 2008

2008

	Level 1	Level 2	Level 3	Total
Mutual funds:
Bond funds	$49,214,005	$—	—	49,214,005
Large cap funds	52,319,999	—	—	52,319,999
Brokerage Link	30,052,249	—	—	30,052,249
Total mutual funds	131,586,253	—	—	131,586,253

Synthetic guaranteed investment contracts	—	593,719,704	—	593,719,704

Commingled funds:
Index funds	—	561,718,878	—	561,718,878

Unilever N.V. Stock	48,015,850	—	—	48,015,850

Short-term investment funds	19,998,192	—	—	19,998,192

Investments at fair value	$199,600,295	$1,155,438,582	$—	$1,355,038,877

The Plan’s participant loans are valued using Level 3 inputs.  Changes in the fair value of Plan’s investments that are valued using Level 3 inputs during the years ended December 31, 2009 and 2008 were as follows:

Balance at December 31, 2007	$25,695,707
Purchases, issuances, and settlements, net	75,756
Balance at December 31, 2008	25,771,463
Purchases, issuances, and settlements, net	(1,331,057)
Balance at December 31, 2009	$24,440,406

5.                            Transactions with Related Parties and Parties-in-Interest

The Unilever N.V. Stock Fund invests in shares of Unilever N.V. Stock.  This fund is designed as a means for employees to participate in the potential long-term growth of Unilever N.V.  The Master Trust held approximately 1,920,000 and 1,956,000 shares at December 31, 2009 and 2008, respectively, of common stock in Unilever N.V.  The Master Trust also earned dividend income from the common stock of approximately $2.1 million for the years ended December 31, 2009 and 2008.  The Master Trust had sales and purchases of Unilever N.V. Stock of approximately $20.1 million and $16.7 million in 2009 and $23.7 million and $29.3 million in 2008, respectively.

Certain Master Trust investments consist of units in investment funds managed by Fidelity.  Fidelity owns these investment funds, and is a party-in-interest as defined by ERISA.  In the opinion of the Company, fees paid during 2009 and 2008 for services rendered by parties-in-interest were based on customary and reasonable rates for such services.  The administration fees paid by the Plan during 2009 and 2008 disclosed on the statement of changes in net assets available for benefits were paid to Fidelity.

6.         Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan, subject to the provisions of

UNICare Savings Plan

Notes to Financial Statements

For the years ended December 31, 2009 and 2008

ERISA.  In the event of the Plan termination, the participant’s rights to their accrued benefits are non-forfeitable.   Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as the Company may determine.

7.         Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits as disclosed in the statement of net assets available for benefits at December 31, 2009 and 2008 to amounts presented in Form 5500:

	2009	2008

Net assets available for benefits as disclosed in the financial statements	$1,429,738,070	$1,270,138,437

Adjustment from fair value to contract value for interest in the Master Trust relating to fully benefit-responsive investment contracts	22,870,886	7,965,104

Net assets available for benefits as presented in Form 5500	$1,452,608,956	$1,278,103,541

The following is a reconciliation of investment loss as disclosed in the statement of changes in net assets available for benefits for the years ended December 31, 2009 and 2008 to the amounts presented in Form 5500:

	2009	2008

Net investment (loss) / income from Plan interest in Unilever United States Inc. Master Trust as presented in the financial statements	$204,155,821	$(313,771,930)

Adjustment from fair value to contract value	14,905,782	(4,145,135)

Investment (loss) / income as presented in Form 5500	$219,061,603	$(317,917,065)

UNICare Savings Plan

Schedule H — Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2009

		(c) Description of Investment Including
	(b) Identify of Issue, Borrower	Maturity Date, Rate of Interest, Collateral, Par		(e) Current
(a)	Lessor or Similar Party	or Maturity Value	(d) Cost **	Value

*	Investment in Master Trust, at fair value			$1,424,967,958

*	Loans to Participants	Interest rates ranging from 4.25% to 10.5% and with maturities through 2035		$24,440,406

*	Denotes a party-in-interest to the Plan
**	Not applicable

UNICare Savings Plan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNICare SAVINGS PLAN

By:
PASCALE THOMAS
DIRECTOR OF BENEFITS
Date: June 21, 2010

UNICare Savings Plan

EXHIBIT INDEX

Exhibit Number	Exhibit
23.1	Consent of Independent Registered Public Accounting Firm